PROFESSIONALLY MANAGED PORTFOLIOS

California Office 2020 East Financial Way Glendora, CA 91741	Wisconsin Office 615 East Michigan Street Milwaukee, WI 53202

May 3, 2017

VIA EDGAR TRANSMISSION

Ms. Megan Miller
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	PROFESSIONALLY MANAGED PORTFOLIOS (the “Trust”)
Securities Act Registration No: 33-12213
Investment Company Act Registration No: 811-05037

Dear Ms. Miller:

This correspondence is being filed in response to the comments given to Elaine E. Richards, President of the Trust and Aaron Perkovich, Vice President and Treasurer of the Trust, on April 25, 2017, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain Trust filings (“SOX Review”).  Such filings include, but are not limited to, Forms 40-17G, N-CSR, and N-1A.  The SOX Review focused on the following series of the Trust (each a “Fund”):  Akre Focus Fund, Becker Value Equity Fund, Boston Common International Fund, Boston Common U.S. Equity Fund, CAN SLIM® Select Growth Fund, Congress All Cap Opportunity Fund, Congress Large Cap Growth Fund, Congress Mid Cap Growth Fund, Muzinich Credit Opportunities Fund, Muzinich Low Duration Fund, Muzinich U.S. High Yield Corporate Bond Fund and TCM Small Cap Growth Fund.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Akre Focus Fund

1.
Staff Comment:  With respect to the Schedule of Investments in the Fund’s Annual Report, the Staff noted that the Fund held 13.3% in REITS at 7/31/2016.  Please consider adding disclosure to the Notes to Financial Statements informing readers that there is a possibility that a portion of the distributions received from a REIT will be a combination of dividends, capital gains or return of capital.

Response:  The Trust confirms that it will add the requested disclosure going forward.

2.
Staff Comment:  With respect to the Statement of Operations in the Fund’s Annual Report, the Staff noted that the Fund engaged in securities lending.  Please consider revising the caption in the Statement of Operations to indicate that securities lending income is net.

Response The Trust confirms that it will add the requested disclosure going forward.

Boston Common Funds

3.
Staff Comment:  With respect to the Fees and Expenses of the Fund table in the Prospectus for the Boston Common U.S. Equity Fund, please consider revising the following sentence in Footnote 1 in order to clarify its meaning: “This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for the fiscal year (taking into account the reimbursement) does not exceed the Expense Cap at the time of waiver / reduction of fees, whichever is lower.”  In addition, please confirm that any recapture provision is limited to the lesser of the Expense Cap in effect at the time of the waiver and the Expense Cap in effect at the time of recapture.

Response:  The Trust responds by confirming that any recapture provision is limited to the lesser of the Expense Cap in effect at the time of the waiver and the Expense Cap in effect at the time of recapture.  The Trust will revise the sentence in future filings to clarify its meaning as follows:

This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for ~~the fiscal year~~ such period (taking into account the reimbursement) does not exceed the lesser of the Expense Cap in place at the time of waiver ~~/ reduction of fees, whichever is lower~~ or at the time of reimbursement.

CAN SLIM® Select Growth Fund

4.
Staff Comment:  With respect to the Schedule of Investments in the Fund’s Annual Report, the Staff noted that the Fund had a 40.5% investment in iShares 1-3 Year Treasury Bond ETF at 3/31/2016.  Because this appears to be a significant investment, please consider adding a footnote regarding where additional information (such as financial statements or other information) about the ETF can be found.  Please refer to AICPA Expert Panel Meeting Minutes dated 10/1/2004.

Response:  The Trust confirms that it will add the requested disclosure going forward.

Muzinich Funds

5.
Staff Comment:  With respect to the Sector Allocation table in the Annual Report for the Muzinich U.S. High Yield Corporate Bond Fund, the Staff noted that the Fund had 32.7% in Exchange Traded Funds sector allocation at 12/31/2016.  If so, please explain why there are no acquired fund fees and expenses (“AFFE”) reflected in the Fund’s 4/29/2016 Prospectus in the Fees and Expenses of the Fund table.

Response:  The Trust responds noting that when the 4/29/2016 Prospectus was drafted, the Fund had only been in operation for one month and the fees and expenses were estimated for the first fiscal period.  The Trust did not estimate that there would be AFFE, as there was no expectation of the Fund investing in regulated investment companies in an amount that would trigger required AFFE disclosure.  The Trust filed an updated Prospectus for the Fund effective 4/30/2017 where AFFE is appropriately reflected in the Fees and Expenses table.

6.	Staff Comment: With respect to any Muzinich Fund with floating rate loans, please consider breaking out separately any consent or amendment fee income pursuant to Reg. S‑X 6-07-1.

Response:  Pursuant to S-X 6-07-1, the Trust confirms that it will break out “Other Income” separately and, to the extent another category exceeds 5%, it will break that category out further still.

7.
Staff Comment:  With respect to the section entitled “Management – Other Service Providers/Fund Expenses” on page 27 of the Prospectus for the Muzinich Credit Opportunities Fund, Muzinich U.S. High Yield Corporate Bond Fund and Muzinich Low Duration Fund, the Staff noted the following disclosure with respect to each Fund’s Expense Caps: “The Advisor is permitted to be reimbursed for fee reductions and expense payments it made in the prior three fiscal years.”  Please note that the Staff’s position is that any fee waiver or reimbursement can be recouped by the Advisor within 3 years (rolling 36 months) of the specific date of the waiver or reimbursement.  If a fee waiver or reimbursement is being recouped for a time period that is greater than 3 years, then a liability should be recorded.  If a liability is not being recorded, then please disclose why it is not a liability.  Accordingly, please confirm whether the Advisor’s ability to seek reimbursement matches the Staff’s position.

Response:  The Trust confirms that the Trust’s Board recently approved amendments to each Investment Advisory Agreement, as applicable, so that going forward, reimbursements to Advisors will be processed in a manner that will match the Staff’s position.  Under the new process, any fee waivers or expense reimbursements can be recouped by the Advisor within 3 years (rolling 36 months) of the specific date of the payment of the waiver or reimbursement.

8.
Staff Comment:  With respect to the Fees and Expenses of the Fund table in the Prospectus for the Muzinich Credit Opportunities Fund, Muzinich U.S. High Yield Corporate Bond Fund and Muzinich Low Duration Fund, the Staff noted the following disclosure was provided in a footnote to the table: “The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, subject to the Expense Caps.”  Please confirm that any recapture provision is limited to the lesser of the Expense Cap in effect at the time of the waiver and the Expense Cap in effect at the time of recapture.  If so, please consider revising the disclosure in future filings to clarify its meaning.

Response:  The Trust responds to the comment in the same manner as addressed in Comment 3 above.

9.
Staff Comment:  With respect to the Muzinich Credit Opportunities Fund’s Class A Shares, please consider adding a footnote to the total return line item in the Financial Highlights to indicate that the return does not include the effective sales charges.  In addition, please consider indicating in the MDFP that the return does not include the effective sales charges, and the return, if it were included, it would be lower.

Response:  The Trust confirms that it will add the requested disclosure going forward.

TCM Small Cap Growth Fund

10.
Staff Comment:  With respect to the Fees and Expenses of the Fund table in the Prospectus for the Fund, please consider revising the following sentence in Footnote 2 in order to clarify its meaning: “This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for the fiscal year (taking into account the reimbursement) does not exceed the Expense Cap at the time of waiver/reduction of fees, whichever is lower.”  In addition, please confirm that any recapture provision is limited to the lesser of the Expense Cap in effect at the time of the waiver and the Expense Cap in effect at the time of recapture.

Response:  The Trust responds to the comment in the same manner as addressed in Comment 3 above.

11.
Staff Comment:  With respect to the Fees and Expenses of the Fund table in the Prospectus for Fund, the Staff noted the following disclosure in Footnote 2 with respect to the Fund’s Expense Cap: “The Advisor is permitted to be reimbursed for fee reductions and/or expense payments made in the prior three fiscal years.”  Please note that the Staff’s position is that any is that any fee waiver or reimbursement can be recouped by the Advisor within 3 years (rolling 36 months) of the specific date of the waiver or reimbursement.  If a fee waiver or reimbursement is being recouped for a time period that is greater than 3 years, then a liability should be recorded.  If a liability is not being recorded, then please disclose why it is not a liability.  Accordingly, please confirm whether the Advisor’s ability to seek reimbursement matches the Staff’s position.

Response:  The Trust responds to the comment in the same manner as addressed in Comment 7 above.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
President and Secretary

cc.	Domenick Pugliese, Schiff Hardin LLP Richard Wagner, Tait, Weller & Baker LLP